

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

June 27, 2017

<u>Via Email</u>
Gabriel Moura
Chief Financial Officer
Itau CorpBanca
Rosario Norte 660
Las Condes
Santiago, Chile

> **Re: Itau CorpBanca**
> **Form 20-F for Fiscal Year Ended December 31, 2016**
> **Filed April 13, 2017**
> **File No. 001-32305**

Dear Mr. Moura:

We have reviewed your filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended December 31, 2016</u>

<u>Consolidated Statements of Cash Flows, F-7</u>

1. We note you classified activity financial assets available for sale and financial assets held to maturity as operating activities. Please tell us how you considered the guidance in paragraphs 15-16 of IAS 7 in classifying this activity as investing activities instead of operating activities.

2. We note you classified activity foreign borrowings obtained, repayment of foreign borrowings, repayment of other borrowings, receivable from repurchase agreements and payable from repurchase agreements and securities lending as operating activities. Please tell

us how you considered the guidance in paragraphs 15 and 17 of IAS 7 in classifying this activity as financing activities instead of operating activities.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dave Irving at (202) 551-3321 or me at (202) 551-3752 if you have questions.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief
Office of Financial Services